EXHIBIT 99.9

MESO SCALE DIAGNOSTICS, LLC. CONSOLIDATED FINANCIAL STATEMENTS PERIOD ENDED DECEMBER 13, 2004 AND YEARS ENDED DECEMBER 31, 2003 AND 2002

Meso Scale Diagnostics, LLC.

Table of Contents

Page

Independent Auditor’s Report	1-2

Consolidated Audited Financial Statements

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Members’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7 - 23

Independent Auditor’s Report

To the Board of Managers of

Meso Scale Diagnostics, LLC.:

Gaithersburg, Maryland

We have audited the accompanying Consolidated Balance Sheet of Meso Scale Diagnostics, LLC., as of December 13, 2004, and the related Consolidated Statements of Operations, Members’ Equity, and Cash Flows for the period January 1, 2004 to December 13, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meso Scale Diagnostics, LLC. as of December 13, 2004, and the results of their operations and their cash flows for the period January 1, 2004 to December 13, 2004 in conformity with accounting principles generally accepted in the United States of America.

Rockville, Maryland

March 18, 2005

Independent Auditor’s Report

To the Board of Managers of

Meso Scale Diagnostics, LLC.:

Gaithersburg, MD

We have audited the accompanying consolidated balance sheet of Meso Scale Diagnostics, LLC. as of December 31, 2003 and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 2003, and the results of their operations and their cash flows for the two years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

McLean, Virginia

August 12, 2004

Meso Scale Diagnostics, LLC.

Consolidated Balance Sheets

	December 13, 2004	December 31, 2003

	(in thousands)
Assets

Current assets
Cash and cash equivalents	$ 28,147	$ 4,443
Accounts receivable, net of allowance for doubtful accounts of $215 in 2004	4,247	2,270
Inventory	3,719	3,252
Due from employees	58	220
Prepaid expenses and other current assets	194	376

Total current assets	36,365	10,561

Property and equipment, net	6,399	7,464

Prepayment to BioVeris Corporation	2,000	-

Other assets	75	75

Total assets	$ 44,840	$ 18,100

Liabilities and Members' Equity

Current liabilities
Due to member and officer	$ 21	$ -
Accounts payable and accrued expenses	3,084	2,109
Deferred revenue	1,042	524

Total current liabilities	4,147	2,633

Due to BioVeris Corporation	1,482	-

Total liabilities	5,629	2,633

Members' equity
Class A, voting	16	16
Class B, nonvoting	3,094	3,094
Class C, nonvoting	118,599	77,833
Other contributed capital	743	43
Accumulated deficit	(83,240)	(65,519)

Total members' equity	39,211	15,467

Total liabilities and members' equity	$ 44,840	$ 18,100

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements

Meso Scale Diagnostics, LLC.

Consolidated Statements of Operations

	Period January 1, 2004 to December 13, 2004	Years Ended December 31,
		2003	2002
	(in thousands)
Revenue
Product sales	$ 11,264	$ 6,518	$ 1,388
Services	795	904	274
Other revenue	281	287	10

Total revenue	12,340	7,709	1,672

Operating costs and expenses
Product costs	6,218	2,027	99
Cost of services	155	223	49
Research and development	9,444	10,917	11,528
Selling, general and administrative	10,617	13,140	6,152
Depreciation and amortization	3,749	1,781	996

Total expenses	30,183	28,088	18,824

Loss from operations	(17,843)	(20,379)	(17,152)

Interest and other income, net	122	27	66

Net loss	$ (17,721)	$ (20,352)	$ (17,086)

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements

Meso Scale Diagnostics, LLC.

Consolidated Statement of Members’ Equity

Period January 1, 2004 to December				Other
13, 2004, And Years Ended	Class A,	Class B,	Class C,	Contributed	Accumulated
December 31, 2003 and 2002	Voting	Nonvoting	Nonvoting	Capital	Deficit	Total
	(in thousands)

Balance, January 1, 2002	$ 16	$ 3,094	$ 28,579	$ -	$ (28,081)	$ 3,608

Member investments	-	-	24,673	-	-	24,673

Net loss	-	-	-	-	(17,086)	(17,086)

Balance, December 31, 2002	16	3,094	53,252	-	(45,167)	11,195

Contribution by President and CEO	-	-	-	43	-	43

Member investments	-	-	24,581	-	-	24,581

Net loss	-	-	-	-	(20,352)	(20,352)

Balance, December 31, 2003	16	3,094	77,833	43	(65,519)	15,467

Contribution by President and CEO	-	-	-	224	-	224

Member investments	-	-	40,766	476	-	41,242

Net loss	-	-	-	-	(17,721)	(17,721)

Balance, December 13, 2004	$ 16	$ 3,094	$ 118,599	$ 743	$ (83,240)	$ 39,211

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements

Meso Scale Diagnostics, LLC.

Consolidated Statements of Cash Flows

Period Jan 1, 2004 to December 13, 2004		Years Ended December 31,
		2003	2002
	(in thousands)
Cash flows from operating activities
Net loss	$ (17,721)	$ (20,352)	$ (17,086)
Adjustments to reconcile net loss to net cash used for
operating activities
Operating expenses paid for by member	830	9,760	12,173
Depreciation and amortization	3,749	1,781	996
Write-off of equipment	-	-	369
Provision for uncollectible accounts	215	-	-
Changes in assets and liabilities
Increase in accounts receivable	(2,192)	(792)	(1,478)
Increase in inventory	(467)	(2,843)	(1,251)
(Increase) decrease in prepaid expenses and other current assets	181	(84)	(165)
(Increase) decrease in due from employees	162	(150)	(58)
Increase in other non-current assets	-	(65)	-
Increase in due to member and officer	21	-	-
Increase (decrease) in accounts payable and accrued expenses	975	1,082	(262)
Increase in deferred revenue	518	281	243
Increase in due to BioVeris Corporation	1,482	-	-
Net cash used for operating activities	(12,247)	(11,382)	(6,519)

Cash flows from investing activities
Purchases of property and equipment	(5,345)	(3,874)	(2,633)
Sale of property and equipment to President and CEO	2,863	-	-
Net cash used by investing activities	(2,461)	(3,874)	(2,633)

Cash flows from financing activities
Cash investments by member(s)	38,412	14,821	12,500
Repayments of note payable	-	-	(79)
Cash advance from President and CEO	57	-	-
Prepayment of advance from President and CEO	(36)	-	-
Net cash provided by financing activities	38,433	14,821	12,421

Net increase (decrease) in cash and cash equivalents	23,704	(435)	3,269

Cash and cash equivalents, beginning of period	4,443	4,878	1,609

Cash and cash equivalents, end of period	$ 28,147	$ 4,443	$ 4,878

Supplemental disclosure cash flow information
Interest paid	$ -	$ -	$ 7
Supplemental information on noncash investing and
financing transactions
Inventory transferred to property and equipment	$ -	$ 842	$ -
Contribution by President and CEO	$ -	$ 43	$ -
Prepayment to BioVeris Corporation	$ 2,000	$ -	$ -

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

1. Organization and significant accounting policies

Description of business: Meso Scale Diagnostics, LLC. (MSD or the Company) is a Delaware limited liability company formed on November 30, 1995 that develops, manufactures and markets products for biological detection and measurement utilizing its MULTI-ARRAY™ technology, a proprietary combination of patterned arrays and electrochemiluminescence detection. The Company was formed as a joint venture between Meso Scale Technologies, LLC. (MST) and IGEN International, Inc. (IGEN). On February 13, 2004, IGEN's equity interest in the MSD joint venture was transferred to BioVeris Corporation (BioVeris). BioVeris joined MST as the sole members of MSD and each held one seat on MSD's two-member Board of Managers through August 12, 2004, when the Company and MST agreed that either or both would purchase BioVeris’s entire interest in MSD. On December 1, 2004, MST sold to Meso Ventures, Inc., a Delaware corporation (Meso Ventures), one percent of the Class A limited liability company interest in MSD. MST and Meso Ventures are wholly owned by the son of the Chief Executive Officer of BioVeris, which son is also the President and Chief Executive Officer of MSD. On December 13, 2004, MST consummated its purchase of BioVeris’s entire interest in MSD. Since that date, MST and Meso Ventures have been the sole members of MSD (see Notes 3 and 7).

The Company has incurred significant costs related to developing its first products and operational infrastructure. The Company has funded such costs through in-kind contributions of scientific and administrative personnel, shared facilities and property and cash contributions from BioVeris and IGEN. The Company's continuation is dependent upon its ability to obtain additional financing as may be required, and ultimately, upon the Company's ability to generate sufficient revenues and cash flows to support its operations and meet its obligations on a timely basis.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated upon consolidation.

Cash and cash equivalents: Cash equivalents consist of highly liquid investments with original maturities of three months or less. The Company maintains cash balances which may exceed federally insured limits and does not believe that this results in any significant credit risk.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

1. Organization and summary of significant accounting policies (continued)

Concentration of credit risk: The Company sells primarily to customers located in the United States and Europe. During the period January 1, 2004 to December 13, 2004 and the years ended December 31, 2003 and 2002 two major individual customers accounted for approximately 42% and 7%, respectively, of total revenue, in the period January 1, 2004 to December 13, 2004; and 57% and 8%, respectively, of total revenue, in 2003 and approximately 68% and 28%, respectively, of total revenue in 2002. The Company's two major individual customers accounted for approximately 21% and 11%, respectively, of total receivables as of December 13, 2004 and 33% and 27%, respectively, of receivables as of December 31, 2003.

Accounts receivable: The face amount of accounts receivable is reduced by an allowance for doubtful accounts, if needed. The allowance for doubtful accounts reflects the best estimate of probable losses determined principally on the basis of historical experience and specific allowances for known troubled accounts. All accounts or portions thereof that are deemed to be uncollectible or to require an excessive collection cost are written off to the allowance for doubtful accounts.

Property and equipment: Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the assets' useful lives or the term of the respective leases.

	Inventory: Inventory is recorded at the lower of cost or market using the first-in, first-out method and consists of the following at December 2004 and 2003 (in thousands):
		2004	2003

	Finished goods	$ 1,719	$ 853
	Work in process	187	381
	Raw materials	1,813	2,018

	Total	$ 3,719	$ 3,252

A reserve for future inventory obsolescence and shrinkage is recorded based upon management's review of historical claims, supplemented by expectations of future events. Inventory balances at December 13, 2004 and December 31, 2003 are recorded net of reserves for obsolescence and shrinkage of $477,000 and $399,000, respectively.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

1. Organization and summary of significant accounting policies (continued)

Warranty reserve: The Company warrants its products against defects in material and workmanship for one year after sale and records estimated future warranty costs at the time revenue is recognized. A reserve for future warranty claims is recorded based upon management's review of historical claims, supplemented by expectations of future costs. The Company also offers extended warranty arrangements to customers, for which related costs are recorded as incurred. As of December 31, 2003, the Company has determined that a warranty reserve was not necessary. The following is a summary of the change in the Company’s warranty reserve for the period January 1, 2004 to December 13, 2004 (in thousands):

	Balance, January 1, 2004	$ -
	Provision for Warranty	675
	Costs incurred	(424)

	Balance, December 13, 2004	$ 251

Fair value of financial instruments: The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate their fair value due to their short maturities.

Income taxes: No provisions have been made for federal and state income taxes on the operations of the Company, which is treated as a partnership for purposes of federal and most state taxes. Federal and state taxes are the responsibility of the Company's members who report their allocable shares of the Company's income and deductions in their respective income tax returns.

	Comprehensive loss: There are no components of comprehensive loss other than net loss.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

1. Organization and summary of significant accounting policies (continued)

Operating expenses paid for by member: All operating expenses paid for by BioVeris and IGEN are accounted for in accordance with the nature of the funded expense and are recognized as an addition to members' equity upon receipt of the in-kind contribution. Expenses related to in-kind contributions have been allocated from BioVeris and IGEN to the Company using various assumptions and methodologies (see Notes 3, 5, and 7). These expenses include an allocated share of research and development, and selling, general and administrative salaries, as well as certain other shared costs (primarily facilities, human resources, legal, accounting and other administrative costs). Research and development, and selling, general and administrative salaries have been allocated primarily based on an estimate of direct costs for actual time spent on the business of the Company. Facilities costs and related administrative and operating services have been allocated based upon occupancy, as opposed to a fixed amount. The Company believes that these allocation methodologies and estimates are reasonable based upon the nature of the related expenses and the Company's knowledge of the level of effort and space required to support the business of the Company.

Development research: Research and development costs are expensed as incurred.

Organization costs: All organizational costs are expensed as incurred in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position No. 98-5, Reporting on the Costs of Start-Up Activities.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capitalized software costs: Software development costs incurred subsequent to the establishment of technological feasibility are capitalized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company uses its judgment to determine when software being developed has achieved technological feasibility, and at that time makes a determination to capitalize software development costs. Through December 31, 2004, software has been substantially completed simultaneously with the establishment of technological feasibility, and accordingly, no costs have been capitalized to date.

Revenue recognition: The Company derives revenue principally from product sales and service contracts. Product sales revenue is recognized when persuasive evidence of an arrangement exists, the price to the buyer is fixed and determinable, collectibility is reasonably assured and the product is shipped to the customer thereby transferring title and risk of loss.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

1. Organization and summary of significant accounting policies (continued)

For instrument sales, the instrument and the related installation are considered to be separate elements under EITF 00-21 "Revenue Arrangements with Multiple Deliverables." Revenue is recognized for the instrument upon shipment and is recognized for the installation when complete based upon the residual value method. For instrument and reagent sales, there is no option of return and refund, only the option to repair or replace. Other than the installation required for the instruments, there are no contingencies, allowances or other post-sale obligations. For instrument leases, the instrument rental and reagent purchases are considered to be separate elements under EITF 00-21 and, accordingly, the sales price is allocated to the two elements based upon their relative fair values. Instrument rental revenue is recognized ratably over the life of the lease agreements and the related reagent revenue is recognized upon shipment. Revenue associated with extended warranty arrangements is recognized over the term of the extended warranty contract. Amounts received in advance of performance under lease and rental contracts are recorded as deferred revenue until earned.

Revenue from services performed under contracts is recognized when obligations under the contract have been satisfied. The satisfaction of obligations may occur over the term of the underlying customer contract, if the contract is based on the achievement of certain "milestones," or may occur at the end of the underlying customer contract, if based only upon delivery of the final work product. Amounts received in advance of performance under contracts are recorded as deferred revenue until earned.

Other revenue primarily represents grant revenues. The Company's grant arrangements are handled on a reimbursement basis. Grant revenues under the arrangements are recognized when costs are incurred. These costs are recorded in the Statement of Operations as research and development expenses.

2. Property and equipment, net	Property and equipment, consists of the following (in thousands):
		2004	2003

	Equipment, furniture and fixtures	$ 9,325	$ 8,920
	Rental and demonstration equipment	2,424	1,084
	Building and leasehold improvements	1,854	1,294
		13,603	11,298
	Less: Depreciation and amortization	(7,203)	(3,834)

		$ 6,399	$ 7,464

Depreciation expense for rental and demonstration equipment totaling $1,673,000 and $257,000 was recorded as a product cost during the period January 1, 2004 to December 13, 2004 and the year ended December 31, 2003, respectively. Rental equipment represents Company products that have been leased to customers for which the Company retains the title. Demonstration equipment represents Company products that are used in the selling process.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

3. Members’ equity 3. Members’ equity (continued)

The Company was formed in November 1995 as a Delaware limited liability company by MST and IGEN, its sole members, pursuant to a Limited Liability Company Agreement (as amended, the "LLC Agreement"). Under the terms of the LLC Agreement, the Company's existence will continue until December 31, 2094, or such later date determined by the Board of Managers of the Company unless terminated earlier under certain provisions specified in the LLC Agreement. Concurrently with the LLC Agreement, IGEN, MST and the Company entered into a Joint Venture Agreement (as amended, the "Joint Venture Agreement") for the purpose of setting forth their respective rights and obligations with respect to the activities of the Company during (and, in certain instances, after) the period the Joint Venture Agreement is in effect. Under the joint venture agreements, the Company received a worldwide, perpetual, exclusive license (with certain exceptions) to IGEN's technology and a royalty-free, worldwide, perpetual, exclusive license (with certain exceptions) to MST's technology for use in the Company's programs.

In August 2001, IGEN, MST and the Company entered into an amendment to the Joint Venture Agreement, and various related agreements, which, among other things, extended the term of the Joint Venture Agreement through November 2003. IGEN agreed, subject to certain conditions, to provide funding to the Company through that date. IGEN's funding commitments were satisfied in part through in-kind contributions of scientific and administrative personnel and shared facilities. Upon termination, expiration or non-renewal of the Joint Venture Agreement, the Company and MST jointly had the right to purchase IGEN’s interest in the Company based on a fair market value analysis, subject to certain discounts, and many of the licenses and other arrangements among IGEN, the Company and MST would continue indefinitely.

On July 24, 2003, IGEN and Roche Holding Ltd. (Roche) announced a transaction pursuant to which Roche would acquire IGEN (the merger). The consideration that IGEN's stockholders received as a result of the merger was, for each share of IGEN common stock, an amount of cash plus one share of BioVeris Corporation (BioVeris), a newly created company. As part of the merger and related transactions, IGEN's equity interest in the MSD joint venture was transferred to BioVeris. BioVeris joined MST as the sole members of MSD and each member held one seat on MSD's two-member Board of Managers. As part of the merger agreement and related transaction agreements, the Company, IGEN and BioVeris agreed that the Joint Venture Agreement would expire on the later of November 30, 2003 or the earlier of the date of the completion of the merger and related transactions or the termination of the merger agreement. The merger and related transactions were completed on February 13, 2004.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

3. Members’ equity (continued)

Upon the expiration of the Joint Venture Agreement, which occurred upon the completion of the merger and related transactions, the Company and/or MST had the right to purchase BioVeris’s interest in the Company for a purchase price equal to fair market value (to be determined in accordance with the provisions and procedures set forth in the Joint Venture Agreement, which included a determination by appraisers if the parties were unable to agree on fair market value) minus a discount factor of 7.5%. MST exercised this right and its purchase of BioVeris’s interest in the Company became effective December 13, 2004. The purchase price for BioVeris’s interest in the Company was determined to be $9.9 million. The purchase price plus accrued interest is payable over time in installments equal to 5% of the Company's net sales, as determined in accordance with the Joint Venture Agreement, and 20% of the net proceeds realized by the Company from the sale of its debt or equity securities in any subsequent third-party financing, with certain exceptions as defined in the Joint Venture Agreement. These installment payments are to be made 60 days after the end of each fiscal quarter. The principal amounts outstanding from time to time will accrue simple (cumulated, not compounded) interest at the fixed annual rate of 0.5% over the prime rate in effect on the date that MST elected to purchase the interests. As security for the payment obligation, BioVeris holds a security interest in the interests in the Company that MST has purchased. Pursuant to an agreement with BioVeris, the Company agreed to forego $2.0 million owed to it by BioVeris as a non-refundable pre-payment to be applied against future amounts payable to BioVeris as a result of the purchase of BioVeris’s interest in the Company. The amount of the pre-payment credit outstanding from time to time will accrue simple (cumulated, not compounded) interest at the fixed annual rate of 0.5% over the prime rate in effect on the date of the purchase of the interests. Immediately after the completion of the purchase, the Company transferred this prepayment credit.

All cash and in-kind contributions of BioVeris and IGEN after December 31, 2000 are treated as Class C capital contributions in accordance with the Joint Venture Agreement. The funding commitments of BioVeris and IGEN were determined based on an annual budget prepared by the Company and submitted to a committee of the applicable company’s board of directors for approval. Approved funding for the period January 1, 2003 through November 30, 2003, by IGEN was $20.6 million, subject to a permitted variance of 15%.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

3. Members’ equity (continued)

As part of the merger and related transaction agreements, and separate from and in addition to IGEN's remaining funding commitment under the Joint Venture Agreement for the period from January 1, 2003 to November 30, 2003, IGEN agreed to cause BioVeris to make a final capital contribution of $37.5 million to the Company following the completion of the merger. In addition, for the period from December 1, 2003 to the completion of the merger, IGEN agreed to provide continued interim funding to the Company, payable monthly on the first day of each month commencing on December 1, 2003. The monthly funding amounts equaled approximately $1.7 million, which was 1/12th of IGEN's aggregate funding commitment under the MSD budget for 2003 approved by the committee of IGEN's board of directors and reduced the amount of BioVeris's final capital contribution to the Company following the completion of the merger. As of December 31, 2003, since the merger was not completed prior to December 1, 2003, the Company received approximately $1.8 million in interim funding. From the period January 1, 2004 to February 13, 2004, the Company received approximately $3.3 million in interim funding. On February 18, 2004, following the completion of the merger and related transactions, the Company received a final capital contribution in the amount of $32.4 million, bringing the total capital contribution amount for the period January 1, 2004 to February 18, 2004 to $35.7 million.

On August 12, 2004, the Company and BioVeris entered into an agreement that settled certain litigation filed by BioVeris against the Company, MST and the Company’s President and Chief Executive Officer and resolved other disputes between the parties. Pursuant to this agreement, BioVeris paid to the Company approximately $3.0 million in cash and $2.0 million in the form of a non-refundable pre-payment credit for the benefit of the Company and/or MST to be applied against future amounts payable to BioVeris as a result of the purchase by the Company and/or MST of BioVeris’s interest in the Company. This payment and credit totaling approximately $5.0 million was treated as a Class C capital contribution by BioVeris, bringing the total capital contribution amount for the period January 1, 2004 to August 13, 2004 to $40.7 million.

As part of the IGEN merger and related transaction agreements, the Company has a worldwide, perpetual, exclusive license (with certain exceptions) to BioVeris’s technology for use in the Company's programs.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

3. Members’ equity (continued)

The Company has three classes of membership interests consisting of Class A membership interests, which are voting interests, and Class B and Class C membership interests, which are non-voting interests. As of December 13, 2004, MST owns 99% of the Class A membership interests and 100% of the Class B and Class C membership interests and Meso Ventures, Inc. owns 1% of the Class A membership interests. As of December 31, 2003, IGEN’s Class A membership or percentage interest was 31% and MST’s Class A membership or percentage interest was 69% and IGEN owned 100% of the Class B and Class C non-voting membership interests. Under the terms of the Joint Venture Agreement, a Board of Managers manages the Company and each of MST and IGEN has the right to appoint one member so long as it retains any of its interest as a Class A member. Under the terms of the LLC Agreement, Members are entitled to a preferred return on their Class C capital contributions as follows: for the period from November 30, 1995 (inception) through December 31, 2000, an annual preferred return equal to 5% per annum and thereafter, an annual preferred return equal to the prime rate in effect from time to time (adjusted on a quarterly basis) plus one-half of one percent (0.5%). The annual preferred return is payable out of a portion of both future profits and certain third-party financings of the Company generally before any payments are made to any other class of member interest. As of December 13, 2004, the accumulated, unpaid preferred return on Class C contributions was $14,305,705.

Under the terms of the LLC Agreement, all Company distributions to Members are to be made as follows: first, in proportion to their percentage interests as Class A members, in an amount reasonably calculated to equal their income tax liabilities associated with their allocable shares as Class A members, of the Company’s taxable income; next, to Class C members in an amount sufficient to repay its Class C capital contributions plus the cumulative annual preferred return on its Class C capital contributions, and then to repay its Class B capital contributions, provided that the distributions made for this purpose in any year shall not exceed 25% of the lesser of (i) the Company’s net profit for the year less the tax distributions made to the members, or (ii) the Company’s net cash flow from operations for the year; and thereafter, to Class A members, pro rata in proportion to the membership or percentage interests as Class A members. On liquidation of the Company, after payment of all liabilities, the remaining assets are to be distributed to the members pursuant to the LLC Agreement in proportion to the remaining balances in their capital accounts, with priority given to payment of the Class C capital account first, the Class B capital account second, and finally the Class A capital accounts, after allocating all profit and loss to the members’ capital accounts consistent with the distribution priorities described above.

4. Note payable

In 2001, the Company entered into a negotiable promissory note with a bank for the purchase of equipment. The note was payable in 36 equal monthly installments of $2,650 beginning in October 2001, with interest at 7.75% per annum and was collateralized by the equipment purchased. The note was repaid in full during 2002. For the year ended December 31, 2002, interest expense incurred on the note was $5,017.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

5. Commitments and contingencies 5. Commitments and contingencies (continued)

Leases: The Company subleases certain premises and equipment from BioVeris under sublease agreements expiring at various times through 2010. By two separate letters, both dated February 29, 2004, BioVeris notified the Company of the termination of its sublease agreements covering facilities, effective September 1, 2005. The Company may elect, notwithstanding any termination of the subleases, to remain in the subleased facilities after the 18-month period expires for any period of time selected by the Company, but not longer than one day prior to the expiration of the applicable prime lease (including any extensions of the prime lease). Additionally, the Company is now required to pay its pro rata share of all rental and other expenses incurred by BioVeris under the prime lease. Pursuant to the sublease agreements, MST and the Company have elected to have the Company’s rental and expense payment obligations for the 18-month period added to the purchase price of BioVeris’s interests in the Company, with payment to be made under the same terms as payment of the purchase price.

	At December 13, 2004, the future minimum operating lease payments are as follows (in thousands):
	2005	$ 676
	2006	29
	2007	30
	2008	31
	2009 and thereafter	34

	Total	$ 800

Of these amounts, approximately $620,000 is the Company’s 2005 base rental expense under its subleases with BioVeris, which amount the Company has elected to add to the purchase price in the purchase of BioVeris’s interest in the Company, with payment to be made under the same terms as payment of the purchase price.

Lease expense is based on occupancy of the leased premises, as opposed to a fixed amount. Total rent expense allocated to the Company for the period January 1, 2004 to December 13, 2004 and the years ended December 31, 2003 and 2002 was approximately $1.6 million, $861,000 and $664,000, respectively.

In 2003, the Company entered into leases for certain vehicles pursuant to operating leases expiring in 2006. Rent expense for vehicle operating leases for the period January 1, 2004 to December 13, 2004 and the year ended December 31, 2003 totaled approximately $9,000 and $46,000, respectively. In March 2004, the Company purchased these vehicles in a buy-out of the operating leases, thereby terminating these leases and ending any future minimum lease obligations.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

Litigation: In the normal course of business, the Company is involved in certain claims and litigation, In the opinion of management, losses related to litigation, if any, will not be material to the Company's financial position, results of operations, or cash flows. With respect to certain litigation commenced against the Company, MST and the Company’s President and Chief Executive Officer, see Note 7.

5. Commitments and contingencies (continued)

License Agreements: Under the terms of the license agreement between the Company and BioVeris, the Company has a worldwide, perpetual, exclusive license (with certain exceptions) to BioVeris’s technology for use in the Company's programs. In exchange for this license, the Company is required to pay BioVeris a royalty of three percent of the net sales price of all of the products the Company commercially sells which but for a license from BioVeris would infringe a patent owned by or licensed to BioVeris. These royalty obligations commenced on December 14, 2004, the date after consummation of MST’s purchase of BioVeris’s interests in the Company.

Disputed legal fees: As of December 31, 2003, in connection with its litigation with Roche, including the negotiations regarding, and the settlement of, such litigation, the Company claimed that IGEN incurred approximately $864,000 in unpaid legal fees and other charges attributable to the Company's joint venture structure. The Company believed that IGEN was required to pay this amount pursuant to a letter agreement dated August 15, 2001 among IGEN, MST, the Company's President and Chief Executive Officer and the Company. As part of an agreement, dated August 12, 2004, among BioVeris, Richard J. Massey, MST, the Company, and the Company's President and Chief Executive Officer, BioVeris has made payment to the Company in full and complete satisfaction of the outstanding dispute regarding the payment of certain legal fees and expense incurred by the Company in connection with the Company's participation and involvement in the negotiation and settlement of litigation involving IGEN and Roche Holding, Ltd. In accordance with the agreement, this payment to the Company by BioVeris in satisfaction of the outstanding dispute will be considered a capital contribution. The Company has recorded a liability and an expense of approximately $864,000 equal to the unpaid legal fees due as of, and for the year ended, December 31, 2003.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

5. Commitments and contingencies (continued)

Employment agreement: The Company has entered into an employment agreement with its President and Chief Executive Officer, the current term of which runs through November 30, 2006, subject to renewal as described below. The employment agreement automatically renews for an additional twelve-month period on November 30, 2005 and on each November 30 of each year thereafter unless either the Company or the President and Chief Executive Officer gives notice of non-renewal at least 180 days prior to the expiration of the then-current term. The Company’s President and Chief Executive Officer has received salary at the annual rate of $250,000 since November 30, 2001. In addition, the Company’s President and Chief Executive Officer is also eligible to receive an annual cash bonus in an amount not to exceed 20% of his annual salary. The Company’s President and Chief Executive Officer is also entitled to receive pension, welfare and fringe benefits comparable to those received by senior executives of IGEN and other insurance benefits. If the Company terminates the employment agreement without cause, or the President and Chief Executive Officer terminates the employment agreement for good reason, the President and Chief Executive Officer shall be entitled to receive certain salary and pro rata bonus and adjustments earned through the 60th day following the notice of termination, an amount equal to from 3 to 12 times (depending on the reason for the termination) the monthly pro rata salary, bonus and adjustments in effect at the time of the termination. Under the employment agreement, Mr. Jacob Wohlstadter is also entitled to receive a gross-up for any “parachute” excise tax that may be imposed on payments made or benefits provided pursuant to the agreement. In a separate agreement dated as of July 24, 2003, the Company and its President and Chief Executive Officer agreed that the IGEN merger with Roche and related transactions did not constitute a change of control for purposes of the employment agreement.

6. Employee savings plan

In May 2003, the Company established a 401(k) defined contribution savings and retirement plan (the "Plan"). The Plan is for the benefit of all qualifying employees and permits employees to make voluntary contributions up to annual statutory limitations and provides for the Company to make a matching contribution of 25% of the employee's contributions, up to the first 6% of pay the employee contributes. For the period January 1, 2004 to December 13, 2004 and the year ending December 31, 2003, the Company made matching contributions of $194,000 and $165,000, respectively.

7. Related party transactions

Pursuant to the Joint Venture Agreement, IGEN and MST agreed to certain funding and allocation methodologies with respect to the conduct of the Company's business for the period January 1, 2004 to December 13, 2004 and the years ended December 31, 2003 and 2002, IGEN's and BioVeris’s funding (cash contributions and in-kind allocations) was $41.2 million, $24.6 million and $24.7 million, respectively (see Notes 1, 3, and 5). In kind allocations in 2004 of $476,000 represent the cost of services used by MSD which were paid for by BioVeris without reimbursement.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

Pursuant to a letter agreement dated August 15, 2001 between IGEN, MST, the Company's President and Chief Executive Officer and the Company, IGEN was responsible for paying legal fees for services provided to the Company in relation to IGEN's litigation with Roche, including the negotiations regarding, and the settlement of, such litigation. These legal fees totaled approximately $500,000 and $400,000 for the years ended December 31, 2003 and 2002, respectively. With respect to the period ended December 13, 2004, BioVeris's payment to the Company as part of the August 12, 2004 settlement arrangement included payment of amounts due under this letter agreement for legal fees provided in 2004. See Note 5 for further discussion of this arrangement.

7. Related party transactions (continued)

During 2004, 2003 and 2002, certain professional services were performed in relation to the Company for the benefit of IGEN and BioVeris. Fees for such services amounted to approximately $413,000, $52,000 and $46,000 for the period January 1, 2004 to December 13, 2004 and the years ended December 31, 2003 and 2002, respectively. These fees were paid for by IGEN and BioVeris and the Company has not recorded any expense in relation to these professional services.

On November 19, 2003, the President and Chief Executive Officer of the Company paid, on behalf of the Company, approximately $43,000 towards the purchase of a Company owned automobile. This amount is recorded as Other Contributed Capital.

On March 30, 2004, the Company formed a wholly-owned subsidiary, MS RE, LLC (“MSRE”), as a Delaware limited liability company. On April 5, 2004, the Company, through MSRE purchased, without financing, real property for approximately $1.7 million. The Company purchased this property for investment and business purposes.

On June 14, 2004, the Company formed two wholly-owned subsidiaries, MSVE, LLC (“MSVE”) and MSWWP, LLC (“MSWWP”), as Delaware limited liability companies. On November 17, 2004, MSWWP purchased for approximately $560,000 real estate to be used by the Company as office space. MSWWP has no employees or operations.

Effective August 1, 2004, MSD has subleased certain warehouse space to its President and Chief Executive Officer. The term of this sublease expires August 31, 2005. The Company’s President and Chief Executive Officer paid the Company in advance approximately $24,000, which payment constituted rent for such subleased space through the remaining term of the sublease.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

7. Related party transactions (continued)

On June 15, 2004, BioVeris announced in a press release and corresponding 8-K filing with the U.S. Securities and Exchange Commission that the Audit Committee of the Board of Directors of BioVeris had commenced an investigation into a series of transactions undertaken by the Company involving the actual or proposed purchase by the Company of residential real property and luxury automobiles having an aggregate cost of approximately $7 million and that BioVeris had filed an action against MST, the Company and the Company's President and Chief Executive Officer in the Court of Chancery of the State of Delaware (the "Court") to resolve a dispute between the parties over the interpretation of the Joint Venture Agreement that governs how the Company is to be managed. The Company believed that certain actions it had taken triggered a requirement by BioVeris to remove its designee to the Company's Board of Managers. BioVeris asserted this requirement had not yet been triggered. On June 21, 2004, the Court entered an order preserving BioVeris’s designee as a member of the Board of Managers pending the Court's disposition on the merits of BioVeris’s claims. In addition, the Court ordered that, pending the Court's disposition on the merits of BioVeris’s claims, MSD shall not take any of the following actions unless such actions are in the ordinary course of business, as defined in the order, or are approved by the Company’s Board of Managers: (i) engage in any transaction, which has a value in excess of $10,000, (ii) engage in any extraordinary transaction requiring approval by a manager of the Company, (iii) pledge or otherwise encumber any asset of the Company or combination of assets having a value in excess of $10,000, or (iv) enter into, amend or terminate any existing employment agreement, consulting agreement or other similar agreement or relationship with respect to any executive of the Company.

Also on June 15, 2004, BioVeris delivered a demand for inspection of books and records of the Company. BioVeris stated that its purpose for this demand was to assist BioVeris in valuing its interest in the Company and also to aid the BioVeris Audit Committee in the investigation referred to above. We understood that the BioVeris Audit Committee completed its factual investigation and the BioVeris Audit Committee stated that it had identified additional unusual transactions of the Company that it believed merited further review so that their classification and propriety could be resolved. Additionally, an independent registered public accounting firm made inquiries into the Company's accounting books and records in connection with its audit of BioVeris’s consolidated financial statements.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

On June 17, 2004, the Company received payment of approximately $2.9 million from the Company's President and Chief Executive Officer as consideration for a sale of certain assets, including automobiles and real property, to the Company's President and Chief Executive Officer. As of December 31, 2003, deposits in the amount of approximately $140,000 for two luxury automobiles, which were subsequently purchased in 2004, and approximately $292,000, representing the net book value of three luxury automobiles, were recorded on the balance sheet as prepaid expenses and other current assets and property and equipment, respectively. These amounts are part of the assets included in the sale of certain assets described below.

On July 16, 2004, BioVeris announced in a press release that it had filed a second action against MST, the Company and the Company's President and Chief Executive Officer in the Court. The action alleged, among other things, breach of fiduciary duty and breach of contract. BioVeris sought as its remedy money damages and the dissolution of the Company and the appointment of a liquidating trustee. Among other things, the basis for BioVeris’s claims was the purchases of real property and automobiles that were the subject of the BioVeris Audit Committee's investigation.

7. Related party transactions (continued)

On August 12, 2004, BioVeris, MST, the Company and the Company's President and Chief Executive Officer reached agreement resolving the two cases filed by BioVeris in the Court and certain other disputes between the parties. The parties agreed that the two litigations filed by BioVeris in the Court would be dismissed with prejudice. In addition, the parties agreed to a general release of all claims and potential claims between the parties as of the date of the agreement, subject to certain exceptions. Moreover, each party agreed not to file any new claims, with certain exceptions, against the other party prior to the consummation of the purchase by the Company and/or MST of BioVeris’s interest in the Company. The Company and MST irrevocably committed that either or both of them would purchase, and BioVeris irrevocably committed to sell, BioVeris’s interest in the Company in accordance with the provisions of the Joint Venture Agreement. The Company also agreed to deliver to BioVeris its audited financial statements for year ended December 31, 2003 and agreed to cooperate with BioVeris in providing required future audited and unaudited financial statements until such time as BioVeris is no longer required to consolidate or include the unaudited quarterly or audited annual financial results of the Company in filings with the Securities and Exchange Commission. As part of this arrangement, BioVeris agreed to indemnify the Company for losses, costs, fees and expenses arising out of or related to past or future audits, the preparation of audited or unaudited financial statements, and regulatory or legal proceedings due to BioVeris being an issuer of publicly traded securities. The agreement also provided for the resignation of the BioVeris representative from the Board of Managers and an amendment to the Company's limited liability agreement reducing the number of members on the Board of Managers to one, which individual is appointed by MST.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

As part of the August 12, 2004 agreement, the parties also agreed to the purchase by the Company's President and CEO of certain real property and automobiles and related assets discussed above for approximately $2.9 million. This payment exceeded the carrying cost of the assets at that date by $224,000 which is recorded as Other Contributed Capital. This purchase was consummated on August 12, 2004 by the transfer by the Company to MSVE of the automobiles and related assets, and the subsequent purchase by the Company's President and Chief Executive Officer of the membership interests of MSVE and MSRE, which together held the real property, automobiles and related assets. The Board of Managers approved these purchases and ratified all prior expenditures by the Company, including the Company's purchase of the real property and automobiles and related assets.

7. Related party transactions (continued)

Also as part of the August 12, 2004 agreement, BioVeris agreed to pay the Company approximately $3.0 million in cash and $2.0 million in the form of a non-refundable pre-payment credit for the benefit of the Company and/or MST to be applied against future amounts payable to BioVeris as a result of the purchase by the Company and/or MST of BioVeris’s interest in the Company. These amounts reflect payments to the Company for amounts due to the Company under a license agreement for costs and expenses incurred by the Company for intellectual property protection, for payment of the disputed amounts required under the approved 2003 funding required by the Joint Venture Agreement, and a payment by BioVeris of disputed amounts of unpaid legal fees and other charges in connection with IGEN's litigation and settlement with Roche. The amount of pre-payment credit outstanding from time to time will accrue simple (cumulated, not compounded) interest at the fixed annual rate of 0.5% over the prime rate in effect on the date that the Company and/or MST, as the case may be, purchase BioVeris’s interest in the Company. The approximately $5.0 million was treated as a Class C capital contribution. Also as part of the agreement, MSD elected, in accordance with its sublease agreements with BioVeris covering facilities, to have the Company's aggregate pro rata rent share of all rental and other expenses incurred by BioVeris under the prime leases from the termination of the Joint Venture Agreement through September 1, 2005 included in the purchase price of the BioVeris interests in the Company.

Subsequent to August 12, 2004, BioVeris has charged the Company for certain supplies purchased from BioVeris and certain BioVeris facilities and services MSD has used, resulting in a Due to BioVeris Corporation of $1.5 million as of December 13, 2004. This amount includes, with respect to each sublease for real property between BioVeris and the Company, the Company’s aggregate pro rata rent share of all rental and other expenses required to be paid by BioVeris under the prime leases from March 1, 2004 through December 13, 2004.

Meso Scale Diagnostics, LLC.

Notes to Consolidated Financial Statements

Amounts presented in the accompanying balance sheets as due from employees totaling approximately $58,000 and $220,000 as of December 13, 2004 and December 31, 2003, respectively, are related to advances to employees. Advances to employees are issued under the terms of signed promissory notes and are forgiven by the Company over specified periods.

BioVeris and the Company will be jointly and severally obligated to the extent provided in the MSD agreements to indemnify the Board of Managers, each board member and each officer of the Company with respect to any action taken by such person by reason of the fact that such person is or was a board member or an officer of the Company. BioVeris will also indemnify the Company's President and Chief Executive Officer against certain liabilities, including certain liability from the MSD joint venture relating to the period of IGEN's and BioVeris’s involvement with the Company.

7. Related party transactions (continued)

MST holds a worldwide, perpetual, non-exclusive sublicense from the Company to practice BioVeris technology to make, use and sell products or processes outside of the defined diagnostic field. MST holds a worldwide, perpetual, exclusive sublicense from the Company to practice technology developed by BioVeris based on the Company's confidential information to make, use and sell products or processes outside of the defined diagnostic field. BioVeris is entitled to receive royalty payments from MST on MST products commercially sold by MST which, but for a license from BioVeris, would infringe a patent owned by or licensed to BioVeris (subject to certain exclusions).

8. Segment information

The Company operates in one business segment. It develops, manufactures and markets products for biological detection and measurement utilizing its MULTI-ARRAY technology, a proprietary combination of patterned arrays and electrochemiluminescence detection. Domestic and foreign revenues for the period January 1, 2004 to December 13, 2004 and the years ended December 31, 2003 and 2002 are as follows (in thousands):

		2004	2003	2002

	Domestic revenues	$ 10,326	$ 6,234	$ 1,208
	Foreign revenues	2,014	1,475	464

		$ 12,340	$ 7,709	$ 1,672

	For the period January 1, 2004 to December 13, 2004, a single customer accounted for 50% of domestic revenues and two customers represented 61% of foreign revenues.

For the year ended December 31, 2003 a single customer represented 68% of total domestic revenues and two customers represented 73% of the foreign revenues. For the year ended December 31, 2002, a single customer represented 93% of total domestic revenues and a single customer represented 100% of foreign revenues.